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                 December 15, 2021

       Andrew Weitzel
       Assistant General Counsel
       fuboTV Inc.
       1330 Avenue of the Americas
       New York, NY 10019

                                                        Re: fuboTV Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 8,
2021
                                                            File No. 333-261538

       Dear Mr. Weitzel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Ryan Lichtenfels at 202-551-6001 or Dietrich King at 202-551-8071 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Gregory P. Rodgers